Exhibit 99.1

OceanPal Inc. Receives Nasdaq Notification Regarding Late Filing of Form 20-F
ATHENS, Greece, May 22, 2026 /PRNewswire/ -- OceanPal Inc. (NASDAQ: SVRN) (the "Company" or "OceanPal") today announced that on May 19, 2026 it received a delinquency notification letter (the "Notification") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") regarding the Company's non-compliance with Nasdaq Listing Rule 5250(c)(1) as a result of the Company's not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the "Form 20-F").
The Notification has no immediate effect on the listing or trading of the Company's common shares on the Nasdaq Capital Market, which trades under the symbol "SVRN." Pursuant to the Notification, the Company has 60 calendar days from the date of receipt, or until July 20, 2026, to submit a plan to Nasdaq to regain compliance. If Nasdaq accepts the Company's plan, Nasdaq may grant the Company an exception of up to 180 calendar days from the Form 20-F's original due date, or until October 27, 2026, to regain compliance. The Company intends to resolve the issue in a timely fashion which may include the submission compliance plan to Nasdaq prior to the deadline.
About OceanPal Inc.
OceanPal Inc. (NASDAQ: SVRN) is a diversified operating company that combines global shipping transportation services with a digital asset treasury strategy anchored in the NEAR Protocol blockchain. Through its wholly-owned subsidiary SovereignAI Services LLC, the Company operates the first publicly traded NEAR Protocol treasury, accumulating NEAR tokens, generating yield through institutional staking, and offering investors regulated public market exposure to the NEAR ecosystem. The Company's maritime division owns and operates a fleet of three vessels—two Panamax dry bulk carriers and one MR2 product tanker—engaged in the seaborne transportation of bulk commodities including iron ore, coal, and grain, as well as refined petroleum products. OceanPal is focused on compounding long-term shareholder value through disciplined capital allocation across both business segments.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Forward-looking statements may be identified by the use of words such as "expect," "intend," "plan," "anticipate," "believe," "will," and similar expressions. These statements include, but are not limited to, statements regarding the Company's intent and ability to submit a compliance plan to Nasdaq on or before July 20, 2026; the Company's ability to regain compliance with Nasdaq Listing Rule 5250(c)(1) within the timeframes described in the Notification; the timing of the Company's filing of its Form 20-F; and the continued listing of the Company's common shares on the Nasdaq Capital Market.
These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond OceanPal's and SVRN's control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, Nasdaq's acceptance or rejection of any compliance plan submitted by the Company; SVRN's ability to execute its growth strategy; its ability to raise and deploy capital effectively; developments in technology and the competitive landscape; the market performance of NEAR; changes in governmental rules and regulations or actions taken by regulatory authorities with respect to both maritime and digital asset activities; general domestic and international political conditions and related sanctions; potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East; vessel breakdowns and instances of off-hires; and other risks and uncertainties described under "Risk Factors" in OceanPal's Annual Report on Form 20-F filed with the SEC on April 15, 2025, and in subsequent filings with the SEC, available at www.sec.gov. OceanPal and SVRN undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.